Exhibit 99.14

CONSENT OF RICHARD KIEL

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Sandstorm Gold Ltd. (the “Company”) for the year ended December 31, 2021 (collectively, the “Annual Report”), I, Richard Kiel, P.E., Director, Civil / Geological Engineer, consent to: (i) the inclusion and incorporation by reference in the Annual Report of the portions of the technical report entitled “Hod Maden Project Feasibility Study – Technical Report NI 43-101”, dated December 15, 2021 (the “Technical Report”), that were prepared by me, that I supervised the preparation of and/or were reviewed and approved by me; and (ii) the use of and references to my name where used or incorporated by reference into the Annual Report.

I also consent to the use of my name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statement on Form F-10 (File No. 333-237619), as amended or supplemented.

Date: March 31, 2022

/s/ Richard Kiel
Name:	Richard Kiel, P.E.
Title:	Director, Civil / Geological Engineer
Company:	Golder Associates USA Inc.